Exhibit 99.2

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	As of June 30,	As of December 31,
	2024	2023
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	$4,120,178	$2,739,530
Restricted cash	193,916	107,129
Note receivable	3,853	—
Accounts receivable, net	9,837,424	8,708,075
Inventories	793,175	530,048
Advance to vendors	750,585	64,750
Advance to vendors – related party	68,802	—
Due from related parties	578,318	—
Prepayments and other assets, net	196,920	181,371
TOTAL CURRENT ASSETS	16,543,171	12,330,903

Property, plant and equipment, net	2,837,482	1,528,982
Intangible assets, net	101,128	124,679
Deferred tax assets	59,531	56,931
Deferred offering costs	876,698	805,889
Right-of-use assets, net	200,783	255,573
TOTAL ASSETS	$20,618,793	$15,102,957

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short term bank loans	$4,455,348	$1,690,165
Notes payable	525,527	103,943
Accounts payable	4,476,499	4,532,958
Due to related parties	—	868,438
Advance from customers	2,624,222	943,348
Accrued expenses and other liabilities	706,505	561,439
Taxes payable	680,694	400,071
Operating lease liabilities – current	97,315	107,424
TOTAL CURRENT LIABILITIES	13,566,110	9,207,786
Long term bank loans	688,023	—
Operating lease liabilities – non-current	70,677	114,374
TOTAL LIABILITIES	14,324,810	9,322,160

COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0000025 par value, 20,000,000,000 shares authorized, 20,000,000 shares issued and outstanding as June 30, 2024 and December 31, 2023*	50	50
Additional paid-in capital	1,738,179	1,738,179
Statutory reserves	352,865	343,077
Retained earnings	4,797,568	3,958,029
Accumulated other comprehensive loss	(594,679)	(258,538)
TOTAL SHAREHOLDERS’ EQUITY	6,293,983	5,780,797
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$20,618,793	$15,102,957

*	Share and per share data are presented on a retroactive basis to reflect the reorganization and the forward split at a ratio of 1-for-4, with effective date of July 15, 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Six Months Ended June 30,
	2024	2023

Revenues	$8,853,479	$8,093,432
Cost of revenues – third parties	5,137,460	5,109,725
Cost of revenues – related party	565,466	149,162
Total cost of revenues	5,702,926	5,258,887
Gross profit	3,150,553	2,834,545

Operating expenses:
Selling expenses	500,032	379,708
General and administrative expenses	909,952	650,053
Research and development expenses	511,674	461,857
Total operating expenses	1,921,658	1,491,618
Income from operations	1,228,895	1,342,927

Other income (expense):
Interest income	1,523	4,707
Interest expense	(49,185)	(39,925)
Other (expense) income, net	(100,698)	447,981
Total other (expense) income, net	(148,360)	412,763

Income before income taxes	1,080,535	1,755,690

Provision for income taxes	231,208	218,674

Net income	849,327	1,537,016

Other comprehensive income
Foreign currency translation adjustments	(336,141)	(285,040)
Comprehensive income	$513,186	$1,251,976

Earnings per share*
Basic and diluted	$0.04	$0.08

Weighted average number of shares outstanding*
Basic and diluted	20,000,000	20,000,000

*	Share and per share data are presented on a retroactive basis to reflect the reorganization and the forward split at a ratio of 1-for-4, with effective date of July 15, 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	capital	reserves	earnings	loss	equity
Balance at January 1 2023	20,000,000	$50	$1,738,179	$204,604	$1,762,915	$(153,509)	$3,552,239
Net income	—	—	—	—	1,537,016	—	1,537,016
Statutory reserves appropriation	—	—	—	118,654	(118,654)	—	—
Foreign currency translation adjustments	—	—	—	—	—	(285,040)	(285,040)
Balance at June 30, 2023 (Unaudited)	20,000,000	$50	$1,738,179	$323,258	$3,181,277	$(438,549)	$4,804,215

Balance at January 1, 2024	20,000,000	$50	$1,738,179	$343,077	$3,958,029	$(258,538)	$5,780,797
Net income	—	—	—	—	849,327	—	849,327
Statutory reserves appropriation	—	—	—	9,788	(9,788)	—	—
Foreign currency translation adjustments	—	—	—	—	—	(336,141)	(336,141)
Balance at June 30, 2024 (Unaudited)	20,000,000	$50	$1,738,179	$352,865	$4,797,568	$(594,679)	$6,293,983

*	Share and per share data are presented on a retroactive basis to reflect the reorganization and the forward split at a ratio of 1-for-4, with effective date of July 15, 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the Six Months Ended June 30,
	2024	2023

Cash flows from operating activities:
Net income	$849,327	$1,537,016
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	223,891	83,687
Provision for credit losses	26,263	64,256
Deferred tax (benefit) provision	(3,939)	6,459
Amortization of operating lease right-of-use assets	55,659	8,077
Changes in operating assets and liabilities:
Accounts receivable	(1,365,703)	(976,102)
Notes receivable	(3,881)	(14,434)
Inventories	(277,321)	490,960
Prepayments and other assets	(19,867)	58,465
Advance to vendors	(687,971)	(50,690)
Advance to vendors – related party	(69,300)	—
Accounts payable	48,242	(41,393)
Accrued expenses and other liabilities	159,134	(65,351)
Advance from customers	1,710,559	313,207
Taxes payable	291,930	177,757
Due from related parties	(578,513)	—
Operating leases liabilities	(55,428)	(7,403)
Net cash provided by operating activities	303,082	1,584,511

Cash flows from investing activities:
Additions to property, plant, and equipment	(1,556,739)	(469,643)
Acquisition of intangible asset	—	(2,889)
Net cash (used in) investing activities	(1,556,739)	(472,532)

Cash flows from financing activities:
Repayments to related parties	(868,438)	—
Loans from related parties	—	348,783
Proceeds from bank acceptance notes payable, net	427,044	32,957
Proceeds from short-term bank loans	4,487,582	606,471
Repayment of short-term bank loans	(1,663,202)	(389,706)
Proceeds from long-term bank loans	693,001	—
Payment of offering costs	(89,667)	(212,525)
Net cash provided by financing activities	2,986,320	385,980

Effect of exchange rate changes on cash and restricted cash	(265,228)	(219,293)
Net increase in cash and restricted cash	1,467,435	1,278,666
Cash and restricted cash at the beginning of period	2,846,659	1,688,616
Cash and restricted cash at the end of period	$4,314,094	$2,967,282

Reconciliation of cash and restricted cash, end of period
Cash	$4,120,178	$2,199,647
Restricted cash	193,916	767,635
Cash and restricted cash at the end of period	$4,314,094	$2,967,282

Supplemental cash flow disclosures:
Cash paid for income tax	$97,101	$35,186
Cash paid for interest	$36,403	$35,817

Non-cash investing activities:
Right-of-use assets obtained in exchange for operating lease obligations	$15,287	$7,372

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

HUHUTECH International Group Inc. (“HUHUTECH” or the “Company”) is a holding company incorporated under the laws of the Cayman Islands on July 8, 2021. HUHUTECH, through its wholly-owned subsidiaries is a professional system integration provider to design and implement integrated facility management systems and industrial automation monitoring systems mainly for the optoelectronic, semiconductor, telecom and logistic industries in the People’s Republic of China (“China” or “PRC”) and Japan.

On October 23, 2024, the Company closed the initial public offering (the “IPO” or the “Offering”) of its 1,050,000 ordinary shares priced at $4.00 per share. The net proceeds to the Company from the IPO, after deducting the underwriting discount, the underwriters’ fees and expenses, and the Company’s estimated offering expenses, were approximately $2.4 million.

Reorganization

A Reorganization of the legal structure was completed on January 14, 2022. The Reorganization involved the incorporations of HUHUTECH International Group Inc., a Cayman Islands holding company; HUHUTECH (HK) Limited (“HUHU HK”), a holding company established in Hong Kong, PRC; Wuxi Xinwu District Jianmeng Electromechanical Technology Co., Ltd (“WFOE”), a company established in the PRC; and the transfer of Jiangsu Huhu Electromechanical Technology Co., Ltd (“HUHU China”), a company established in the PRC, to WFOE.

Before and after the Reorganization, the Company, together with its subsidiaries, are effectively controlled by the same shareholder, who is the Chief Executive Officer (“CEO”) and the Chairman of the Board of Directors of the Company, therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Details of the subsidiaries of the Company as of June 30, 2024 are set out below:

Name of Entity	Date of Incorporation	Jurisdiction of Formation	Percentage of Ownership	Principal Activities
HUHUTECH (HK) Limited (“HUHU HK”)	July 28, 2021	Hong Kong, PRC	100% by HUHU	Investment holding
Wuxi Xinwu District Jianmeng Electromechanical Technology Co., Ltd (“WFOE”)	December 10, 2021	PRC	100% by HUHU HK	Investment holding
Jiangsu Huhu Electromechanical Technology Co., Ltd. (“HUHU China”)	August 20, 2015	PRC	100% by WFOE	System integration and engineering services
Huhu Technology Co., Ltd. (“HUHU Japan”)	April 25, 2022	JAPAN	100% by HUHU	System integration and engineering services

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The interim results of operations are not necessarily indicative of results to be expected for any other interim period or for a full year. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of its financial position and operating results have been included. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the related notes thereto for the fiscal years ended December 31, 2023 and 2022.

Principles of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of HUHUTECH International Group Inc. and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements and are adjusted to reflect actual experience when necessary. Significant estimates required to be made by management include, but are not limited to allowance for credit losses, allowance for inventories obsolescence and revenue recognition. Actual results could differ from those estimates.

Cash

Cash comprises cash at banks and on hand. Cash balances in bank accounts in PRC are insured by the People’s Bank of China Financial Stability Department (“FSD”) where there is a RMB 500,000 (approximately $70,000) deposit insurance limit for a legal entity’s aggregated balance at each bank The Company had $3,030,840 in bank accounts in Japan as of June 30, 2024. Cash balances in bank accounts in Japan are insured pursuant to the Deposit Insurance Act in Japan. Under the Deposit Insurance Act in Japan, the maximum amount of protection is JPY 10 million (approximately $76,000) per customer within one bank.

Restricted cash

Restricted cash consists of cash and cash equivalents which are used as collateral to secure note payable and used as guarantee deposit to secure the performance guarantee bank acceptance. A note payable is a draft issued by a bank for payments in future, which defers the payment until the due date for redeeming the note. According to the notes payable agreement with the bank, 50% to 100% of the amount is required to be deposited at the bank as security for the notes payable. Guarantee deposit is the deposit in bank to secure the performance guarantee bank acceptance issued by the bank. The performance guarantee bank acceptance is required by the Company’s customer for certain project as a guarantee to fulfill the contract. The security deposit for notes payable and performance guarantee bank acceptance amounted to $183,166 and $10,750, respectively, as of June 30, 2024. The security deposit for notes payable and performance guarantee bank acceptance amounted to $96,125 and $11,004, respectively, as of December 31, 2023. The Company earns interest at a variable rate per month on this restricted cash balance.

Accounts receivable, net

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors. Allowance for credit losses amounted to $393,393 and $375,975 as of June 30, 2024 and December 31, 2023, respectively.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Inventories

Inventories are materials stated at the lower of cost or net realizable value. Costs include purchase price and related shipping costs. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as an inventory valuation allowance. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. As of June 30, 2024 and December 31, 2023, the inventory valuation allowance was nil.

Advances to vendors

Advance to vendors consists of balances paid to suppliers for technical services and materials that have not been provided or received. Advances to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company determines the adequacy of the allowance by evaluating all available information, and then records specific allowances for those advances based on the available facts and circumstances. As of June 30, 2024 and December 31, 2023, the allowance for uncollectible advances to vendors was nil.

Prepayments and other assets, net

Prepayments and other assets primarily consist of prepaid rents, expenses and deposit, which are presented net of allowance for credit losses. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Prepayment and other assets are written off against the allowances only after exhaustive collection efforts. The allowance for uncollectible balances amounted to $3,483 and $3,565 as of June 30, 2024 and December 31, 2023, respectively.

Property, plant and equipment, net

Land is recorded at cost. Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Office equipment	3 – 5 years
Transportation equipment	4 years
Building	20 years
Leasehold improvement	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Intangible assets

Intangible assets consist primarily of the Type Class A license in construction and computer software. Type Class A license in construction is valid for five years and subject to renewal. Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method.

License	5 years
Computer software	3 – 5 years

Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the six months ended June 30, 2024 and 2023, respectively.

Deferred offering costs

Deferred offering costs are expenses directly related to the Company’s planned initial public offering (“IPO”). These costs consisted of legal, accounting, printing, and filing fees that the Company capitalized, including fees incurred by the independent registered public accounting firm directly related to the offering. The deferred offering costs will offset against the IPO proceeds and will be reclassified to additional paid-in capital upon completion of the IPO.

Notes payable

Notes payable are bank acceptance notes issued by financial institutions on the Company’s behalf to vendors with a specific due date usually for a period of within 12 months. These notes can either be endorsed by the vendor to other third parties as payment or can be factored to other financial institutions before maturity date. As collateral security for financial institutions’ undertakings, the Company is required to maintain deposits with such financial institutions as restricted cash amounts of 30% to 100% of the balances of the bank acceptance notes. As of June 30, 2024, the Company deposited a total of $183,166 (RMB 1,331,101) as collateral to secure and issue twenty-one bank acceptance notes of $525,527 (RMB3,819,109 to its vendors with maturity period of six months. As of September 25, 2024, bank acceptance notes of $119,659 (RMB 869,589) were paid upon maturity and the restricted deposit was also released upon the payment. As of December 31, 2023, the Company deposited a total of $96,125 (RMB 682,476) as collateral to secure and issue eight bank acceptance notes of $103,943 (RMB 737,988) to its vendors with maturity period of six months. As of April 16, 2024, bank acceptance notes of $103,943 (RMB 737,988) were fully paid upon maturity and the restricted deposit was also released upon the payment

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value of financial instruments

U.S. GAAP requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, advances to vendors, prepayments and other assets, accounts payable, accrued expenses and other liabilities, advances from customers, notes payable, due to or from related parties and bank loans, approximates their recorded values due to their short-term maturities. The Company determined that the carrying value of the short-term bank loans approximated their fair value by comparing the stated loan interest rate to the rate charged by similar financial institutions.

Revenue recognition

The Company accounts for revenue recognition under FASB ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with FASB ASC 606, Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company derives its revenues primarily from three sources: (1) system integration projects; (2) product sales; (3) engineering consulting services. All of the Company’s contracts with customers do not contain cancellable and refund-type provisions.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue from system integration projects

The Company’s revenues from system integration projects are normally under fixed-price contracts that may last from six months to three years. These contracts require the Company to perform customized services of project planning, system coding, installation of hardware and equipment, and configuration based on the customers’ specific needs which requires significant customization. Upon delivery of the services and equipment, customer acceptance is generally required. In the same contract, the Company is required to provide a warranty period for one to two years (“warranty period”) after the customized project is delivered with a 3% – 10% holdback of the total contract price (“contract holdback”) which is to be paid after the end of warranty period. The Company determined the warranty clause included in the contractual term is directly related to the quality of the Company’s integration projects and there are no specific tasks to be performed during the warranty period, and therefore, consider it an assurance-type warranty. The warranty is not considered a separate performance obligation and no revenue is associated with these services under ASC 606. Thus, the Company identifies a single performance obligation for the system integration projects, which includes a series of integrated services of project planning, system coding, installation of hardware and equipment, and configuration. Because of the nature of the projects, and the contract owners perform inspection during the project and prior to acceptance, the Company has not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary.

Revenue is recognized over the contract term using an input method under which the percentage of revenue to be recognized for a given project is measured by the estimates of the extent of progress towards project completion. Such contracts provide that the customer accept completion of progress to date and compensate the Company for services rendered, which may be measured in terms of costs incurred, units installed, or some other measure of progress. Application of the input method requires the use of estimates of costs to be incurred for the performance of the contract. Contract costs include all direct material costs, direct labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, and all costs associated with operation of equipment. The contract holdback is recognized as revenue after the warranty period has expired. The warranty holdback amounted to $536,141 and $345,874 as of June 30, 2024 and June 30, 2023, respectively. The cost estimation process is based upon the professional knowledge and experience of the Company’s engineers, project managers and financial professionals. Management conducts monthly reviews to assess the contract’s schedule, performance, technical matters and estimated cost at completion. When changes in estimated contract costs are identified, such revisions may result in current period adjustments to operations applicable to performance in prior periods.

Revenue from product sales

The Company generates revenue primarily through the sale and delivery of promised goods to customers and recognizes revenue when control is transferred to customers, which typically occurs upon customer acceptance, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the goods or services and is recorded net of value-added tax (“VAT”). The Company’s contracts with customers are primarily on a fixed-price basis and do not contain cancellable and refund-type provisions. The Company generally provides a one-year warranty against defects in materials related to the sale of products. The Company considerers the warranty as an assurance type warranty since the warranty provides the customer the assurance that the product complies with agreed-upon specifications. Estimated future warranty obligations are included in cost of product sales in the period in which the related revenue is recognized. The determination of the Company’s warranty accrual is based on actual historical experience with the product, estimates of repair and replacement costs and any product warranty problems that are identified after shipment. The Company estimates and adjusts these accruals at each balance sheet date in accordance with changes in these factors.

Revenue from engineering consulting services

Revenues generated from engineering consulting services are recognized upon the delivery of the engineering report as the Company’s performance obligations are satisfied. Expenses related to these types of services are recognized as incurred.

Contract balances

Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing when the Company has satisfied the Company’s performance obligation and has the unconditional rights to payment. The balances of accounts receivable, net of allowance for credit losses were $9,837,424 and $8,708,075 as of June 30, 2024 and December 31, 2023, respectively. Unearned revenues consist of payments received from customers related to unsatisfied performance obligations at the end of the period, and included in advance from customers in the Company’s consolidated balance sheets with the balance of $2,624,222 and $943,348 as of June 30, 2024 and December 31, 2023, respectively. All unsatisfied performance obligation will be performed within the next twelve months and no significant financing component is involved. There is no significant financing component in the Company’s revenue arrangement because the Company’s expected length of time between the payment and when the Company transfers the promised services is less than 12 months. For the portion of security deposit with more than 12 months is measured at present value at the reporting date by its primary borrowing rate. The impact of discounted interest expenses is not material for the six months ended June 30, 2024 and 2023.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of revenues

For the Six months ended June 30, 2024 and 2023, the disaggregation of revenues by major revenue stream is as follows:

	For the Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
System integration projects	$8,663,958	$7,900,585
Product sales	36,948	100,935
Engineering consulting services	152,573	91,912
Total	$8,853,479	$8,093,432

Revenue by geographic area

The following table presents revenue by geographic location for the six months ended June 30, 2024 and 2023:

	For the Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
PRC	$4,654,089	$6,145,141
Japan	4,199,390	1,948,291
Total revenues	$8,853,479	$8,093,432

Research and development costs

Research and development activities are directed toward the development of cleaning control system, ultrapure water control system, gas detection system, and temperature automatic control system used in the semiconductor manufacturing process. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Operating leases

The Company has lease contracts for manufacturing facilities and office space under operating leases. The Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loans. The Company measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing lease expense when the lessor makes the underlying asset available to the Company.

For leases with lease term less than one year (short-term leases), the Company records operating lease expense in its consolidated statements of income on a straight-line basis over the lease term and record variable lease payments as incurred.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range from 6% to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Government grants

Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of income and comprehensive income upon receipt and all conditions attached to the grants are fulfilled. For the six months ended June 30, 2024 and 2023, the Company received nil and $443,043 of government grants for various research programs. The benefit of these government grants, net of taxes, on net income per share (basic and diluted) was nil and $0.02 for the six months ended June 30, 2024 and 2023, respectively.

Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of the Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under Hong Kong tax laws, HUHU HK is subject to a statutory income tax rate at 16.5% if revenue is generated in Hong Kong and they are exempted from income tax on their foreign-derived income. There are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. HUHU China was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning December 2022. The certificate is valid until December 2025.

EIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant preferred tax treatment to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The impact of the tax treatment noted above decreased PRC taxes by $9,394 and $131,733 for the six months ended June 30, 2024 and 2023, respectively. The benefit of the preferred tax treatment on net income per share (basic and diluted) was nil and $0.01 for the six months ended June 30, 2024 and 2023, respectively.

Japan

Under Japanese tax laws, HUHU Japan is subject to a statutory income tax rate at 20% on income that is generated in Japan and they are exempted from income tax on their foreign-derived income. There are no withholding taxes in Japan on remittance of dividends.

The Company accounts for income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the six months ended June 30, 2024 and 2023, respectively. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2024 and 2023, there were no dilutive shares. For the six months ended June 30, 2024 and 2023, earnings per share amounted to $0.04 and $0.08, respectively.

Foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s consolidated financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

Since the Company operates primarily in the PRC, the Company’s main functional currency is the Chinese Yuan (“RMB”). HUHU Japan’s functional currency is the Japanese Yen (“JPY”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in the translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	For the Six Months Ended June 30, 2024	For the Year Ended December 31, 2023	For the Six Months Ended June 30, 2023
Period End RMB: USD exchange rate	7.2672	7.0999	7.2513
Period Average RMB: USD exchange rate	7.2150	7.0809	6.9283
Period End JPY: USD exchange rate	160.88	140.80	144.47
Period Average JPY: USD exchange rate	152.20	140.82	134.91

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustments resulting from the Company not using US$ as its functional currency.

Segment reporting

In accordance with ASC Topic 280, Segment Reporting, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Company’s CODM reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business in PRC China and Japan as a single segment. The Company’s long-lived assets are substantially all located in the PRC and Japan and substantially all the Company’s revenues are derived from within the PRC and Japan.

Concentrations of risks

(a)     Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of June 30, 2024 and December 31, 2023, the aggregate amount of cash of $1,075,575 and $1,240,178 respectively, was held at major financial institutions in PRC. Cash balances in bank accounts in PRC are insured by the People’s Bank of China Financial Stability Department (“FSD”) where there is a RMB 500,000 (approximately $70,000) deposit insurance limit for a legal entity’s aggregated balance at each bank. As a result, the amounts that was not covered by FSD were $1,124,687 and $1,485,064 as of June 30, 2024 and December 31, 2023, respectively. The Company had $3,030,840 in bank accounts in Japan. Cash balances in bank accounts in Japan are insured pursuant to the Deposit Insurance Act in Japan. Under the Deposit Insurance Act in Japan, the maximum amount of protection is JPY 10 million (approximately $76,000) per customer within one bank. As a result, the amounts not covered by Deposit Insurance Act were $2,968,838 and $1,086,796 as of June 30, 2024 and December 31, 2023, respectively. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for credit losses based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)    Significant customers

For the six months ended June 30, 2024, four customers accounted for 19.7%, 17.1%, 16.8% and 10.2% of total revenues. For the six months ended June 30, 2023, two customers accounted for 24.1% and 14.7% of total revenues, respectively. As of June 30, 2024, three customers accounted for 17.0%, 16.2% and 11.0% of total accounts receivable, respectively. As of December 31, 2023, three customers accounted for 16.0%, 13.6% and 11.2% of total accounts receivable, respectively.

(c)     Significant suppliers

For the six months ended June 30, 2024, two suppliers accounted for approximately 12.7% and 10.7% of total purchases, respectively. For the six months ended June 30, 2023, two suppliers accounted for approximately 24.1% and 19.3% of total purchases. As of June 30, 2024, two suppliers accounted for approximately 33.8% and 17.1% of total accounts payable, respectively. As of December 31, 2023, two suppliers accounted for approximately 33.0% and 10.8% of total accounts payable, respectively.

(d)    Foreign currency risk

A majority of the Company’s transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollars would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollars for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollars against RMB would have a negative effect on the U.S. dollar amount available to the Company.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). This ASU requires that public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate).” A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative” (“ASU 2023-06”). This ASU incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification (“Codification”). The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. ASU 2023-06 will become effective for each amendment on the effective date of the SEC’s corresponding disclosure rule changes. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280). The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (CODM), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. This ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in the update and existing segment disclosures in Topic 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective adoption. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of adopting this guidance.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3 — ACCOUNTS RECEIVABLE, NET

	June 30, 2024	December 31, 2023
	(Unaudited)
Accounts receivable from third-party customers	$10,230,817	$9,084,050
Less: allowance for credit losses	(393,393)	(375,975)
Account receivable, net	$9,837,424	$8,708,075

	June 30, 2024	December 31, 2023
	(Unaudited)
Accounts receivable from non-state-owned customers	$6,839,652	$6,876,994
Accounts receivable from state-owned customers	3,391,165	2,207,056
Less: allowance for credit losses	(393,393)	(375,975)
Account receivable, net	$9,837,424	$8,708,075

Allowance for credit losses movement is as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)
Beginning balance	$375,975	$361,014
Provision	26,263	25,335
Reduction	—	—
Foreign currency translation adjustments	(8,845)	(10,374)
Ending balance	$393,393	$375,975

Approximately $2.4 million or 24.0 % of the account receivable balance as of June 30, 2024 has been collected as of September 30, 2024.

NOTE 4 — PREPAYMENTS AND OTHER ASSETS, NET

Prepayments and other assets consisted of the following:

	June 30, 2024	December 31, 2023
	(Unaudited)
Prepaid rents	$43,172	$13,893
Deposits	68,611	99,104
Prepaid expense	88,620	71,939
Less: allowance for uncollectible balances	(3,483)	(3,565)
Prepayments and other current assets; net	$196,920	$181,371

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 4 — PREPAYMENTS AND OTHER ASSETS, NET (cont.)

Allowance for credit losses movement is as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)
Beginning balance	$3,565	$3,670
Provision	—	—
Reduction	—	—
Foreign currency translation adjustments	(82)	(105)
Ending balance	$3,483	$3,565

NOTE 5 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	June 30, 2024	December 31, 2023
	(Unaudited)
Building	$484,678	$484,006
Office equipment	338,789	221,840
Transportation equipment	341,760	330,793
Land	961,155	823,540
Leasehold improvement	212,422	—
Construction in progress	1,099,997	77,677
Subtotal	3,438,801	1,937,856
Less: accumulated depreciation	(601,319)	(408,874)
Property and equipment, net	$2,837,482	$1,528,982

Construction in progress represents the new office building under construction for HUHU Japan, which is estimated to be completed by December 31, 2024. Depreciation expense for the six months ended June 30, 2024 and 2023 amounted to $203,318 and $62,296, respectively.

NOTE 6 — INTANGIBLE ASSETS, NET

The Company states intangible assets at cost less accumulated amortization.

	June 30, 2024	December 31, 2023
	(Unaudited)
License	$215,369	$220,444
Computer software	2,149	2,462
Less: accumulated amortization	(116,390)	(98,227)
Intangible assets, net	$101,128	$124,679

Amortization expenses were $20,573 and $21,391 for the six months ended June 30, 2024 and 2023, respectively.

The estimated future amortization expenses are as follows:

Years ending June 30,	Estimated Amortization Expense
(Unaudited)
2024	$20,671
2025	41,341
2026	38,479
2027	555
2028	82
Total	$101,128

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 7 — LEASES

The Company has several operating leases for manufacturing facilities and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company adopts Topic 842 using a modified retrospective transition method. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Total lease expense amounted to $60,494 for the six months ended June 30, 2024, which included $4,835 interest and $55,659 amortization expenses of ROU assets. Total lease expense amounted to $9,778 for the six months ended June 30, 2023, which included $692 interest and $8,077 amortization expenses of ROU assets. Total cash paid for operating leases amounted to $77,674 and $32,205 for the six months ended June 30, 2024 and 2023, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	June 30, 2024	December 31, 2023
	(Unaudited)
Right-of-use assets, net	$200,783	$255,573
Operating lease liabilities – current	$97,315	$107,424
Operating lease liabilities – non-current	70,677	114,374
Total operating lease liabilities	$167,992	$221,798

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2024:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2
Weighted average discount rate	4.4%

The following is a schedule of maturities of lease liabilities as of June 30, 2024:

Years ending June 30,
(Unaudited)
2025	$103,436
2026	73,056
Total future minimum lease payments	176,492
Less: imputed interest	8,500
Total	$167,992

NOTE 8 — ACCRUED EXPENSE AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	June 30, 2024	December 31, 2023
	(Unaudited)
Payroll payable	$481,900	$469,384
Rent payable	71,685	37,424
Equipment payable	7,705	13,335
Other payables	145,215	41,296
Total	$706,505	$561,439

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 9 — LOANS

Bank loans consisted of the following:

	June 30, 2024	December 31, 2023
	(Unaudited)
Bank of Jiangsu
Interest rate of 3.7%, from March 17, 2023 to March 16, 2024	$—	$140,847
Interest rate of 3.6%, from March 19, 2024 to March 18, 2026	275,209
Interest rate of 3.6%, from March 26, 2024 to March 25, 2026	412,814	—
Bank of Ningbo
Interest rate of 3.45%, from July 28, 2023 to July 27, 2024	275,209	281,694
Interest rate of 3.7%, from April 29, 2024 to April 28, 2025	137,605	—
Bank of Communications
Interest rate of 2.98%, from June 27, 2024 to June 27, 2025	963,232	—
Interest rate of 2.98%, from June 28, 2024 to June 28, 2025	412,814	—
Bank of China
Interest rate of 3.30%, from August 3, 2023 to June 2, 2024	—	352,118
Interest rate of 3.30%, from August 11, 2023 to June 10, 2024	—	422,541
Interest rate of 3.05%, from November 27, 2023 to June 20, 2024	—	492,965
Interest rate of 2.54167‰, from May 30, 2024 to May 20, 2025	756,825	—
Kumamoto Bank
Interest rate of 1,875%, from April 16, 2024 to August 30, 2024	1,078,835	—
Interest rate of 1.875%, from April 26, 2024 to August 30, 2024	353,412	—
Interest rate of 1.875%, from June 6, 2024 to August 30, 2024	477,416	—
Total	$5,143,371	$1,690,165

On March 17, 2023, the Company entered into a loan agreement with the Bank of Jiangsu to obtain a loan of $140,847 (RMB 2,000,000) with a maturity date on March 16, 2024 at a fixed annual interest rate of 3.70%. Ms. Yinglai Wang, the shareholder of the Company, is a co-borrower of the loan. The loan was fully repaid upon maturity.

On March 19, 2024, the Company entered into a loan agreement with the Bank of Jiangsu to obtain a loan of $275,029 (RMB 2,000,000) with a maturity date on March 18, 2026 at a fixed annual interest rate of 3.6%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On March 26, 2024, the Company entered into a loan agreement with the Bank of Jiangsu to obtain a loan of $412,814 (RMB 3,000,000) with a maturity date on March 25, 2026 at a fixed annual interest rate of 3.6%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On July 28, 2023, the Company entered into a loan agreement with the Bank of Ningbo to obtain a loan of $275,209 (RMB 2,000,000) with a maturity date on July 27, 2024 at a fixed annual interest rate of 3.45%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On April 29, 2024, the Company entered into a loan agreement with the Bank of Ningbo to obtain a loan of $137,605 (RMB 1,000,000) with a maturity date on April 28, 2025 at a fixed annual interest rate of 3.7%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On June 27, 2024, the Company entered into a loan agreement with the Bank of Communications to obtain a loan of $963,232 (RMB 7,000,000) with a maturity date on June 27, 2025 at an effective annual interest rate of 2.98%. Ms. Yinglai Wang, the shareholder of the Company, is a guarantor of the loan.

On June 28, 2024, the Company entered into a loan agreement with the Bank of Communications to obtain a loan of $412,814 (RMB 3,000,000) with a maturity date on June 28, 2025 at a fixed annual interest rate of 2.98%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 9 — LOANS (cont.)

On August 03, 2023, the Company entered into a loan agreement with the Bank of China to obtain a loan of $563,388 (RMB 4,000,000) with a maturity date on June 2, 2024 at a fixed annual interest rate of 3.3%. After the repayment of $211,270 during fiscal year 2023, the loan balance was $352,118 as of December 31, 2023. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On August 11, 2023, the Company entered into a loan agreement with the Bank of China to obtain a loan of $422,541 (RMB 3,000,000) with a maturity date on June 10, 2024 at a fixed annual interest rate of 3.3%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On November 27, 2023, the Company entered into a loan agreement with the Bank of China to obtain a loan of $492,965 (RMB 3,500,000) with a maturity date on June 20, 2024 at a fixed annual interest rate of 3.05%. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On May 30, 2024, the Company entered into a loan agreement with the Bank of China to obtain a loan of $756,825 (RMB 5,500,000) with a maturity date on May 20, 2025 at an effective monthly rate of 2.54167‰. Mr. Yujun Xiao, the CEO of the Company, and Ms. Yinglai Wang, the shareholder of the Company, guaranteed the repayment of the loan.

On April 16, 2024, the Company entered into two loan agreements with the Bank of Kumamoto to obtain two loans of $1,235,795 (JPY 174,000,000) each with a maturity date on August 30, 2024 at a fixed annual interest rate of 1.875%. Mr. Yujun Xiao, the CEO of the Company, guaranteed the repayment of the loans. The loan was fully repaid upon maturity.

On April 26, 2024, the Company entered into two loan agreements with the Bank of Kumamoto to obtain two loans of $353,412 (JPY 5,700,000) each with a maturity date on August 30, 2024 at a fixed annual interest rate of 1.875%. Mr. Yujun Xiao, the CEO of the Company, guaranteed the repayment of the loans. The loan was fully repaid upon maturity.

On June 6, 2024, the Company entered into two loan agreements with the Bank of Kumamoto to obtain two loans of $477,416 (JPY 7,700,000) each with a maturity date on August 30, 2024 at a fixed annual interest rate of 1.875%. Mr. Yujun Xiao, the CEO of the Company, guaranteed the repayment of the loans. The loan was fully repaid upon maturity.

For the six months ended June 30, 2024 and 2023, the Company recorded bank loan interest expenses of $49,185 and $39,925, respectively.

NOTE 10 — RELATED PARTIES BALANCES AND TRANSACTIONS

Related party balances as of June 30, 2024 and December 31, 2023 and transactions for the six months ended June 30, 2024 and 2023 are as follows:

(1)	Related party relationships:

Name of Related Party	Relationship to the Company
Mr. Yujun Xiao	CEO of the Company and spouse of Ms. Yinglai Wang
Ms. Yinglai Wang	Chairperson of the Company and spouse of Mr. Yujun Xiao
Ms. Huiping Zhang	CFO of the Company
Wuxi Qiguangjia Electromechanical Technology Partnership (“Wuxi Qiguangjia”)	Ms. Huiping Zhang holds 18% equity interest
Anhui Zhongke Shengwei Intelligent Data Co., Ltd (“Anhui Zhongke”)	Mr. Yujun Xiao is the legal representative and holds 9.51% of the shares

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 10 — RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

(2)	Due to related parties:

	As of June 30,	As of December 31,
	2024	2023
	(Unaudited)
Mr. Yujun Xiao	$—	$443,027
Ms. Yinglai Wang	—	425,411
	$—	$868,438

Mr. Yujun Xiao and Ms. Yinglai Wang made advances to the Company as working capital to support the Company’s operations. The balances were unsecured, interest-free and were fully repaid on March 27, 2024.

(3)	Due from related parties:

	As of June 30,	As of December 31,
	2024	2023
	(Unaudited)
Mr. Yujun Xiao	$165,504	$—
Wuxi Qiguangjia	412,814	—
	$578,318	$—

Mr. Xiao Yujun obtained $137,605 (RMB 1,000,000) in total loans and a $27,899 employee advance for travel and business expenses from the Company. The loan of $93,237 (RMB 677,573) had an effective annual interest rate of 1.875% and the loan of $44,368 (RMB 322,427) was interest-free and due on demand. Subsequently, the employee advance was expensed and the loan balance was fully received on September 10, 2024.

Wuxi Qiguangjia obtained a working capital loan from the Company. The loan was interest-free and due on demand. Subsequently, the balance was fully received on July 1, 2024.

(4)	Advance to vendors-related party:

	As of June 30,	As of December 31,
	2024	2023
	(Unaudited)
Anhui Zhongke	$68,802	$—
	$68,802	$—

As of June 30, 2024, the Company advanced $68,802 to Anhui Zhongke for the purchase of software.

(5)	Purchases from related party:

	For the Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Anhui Zhongke	$565,466	$149,162

Our affiliated entity Anhui Zhongke and HUHU China entered into a software purchase agreement, whereby Anhui Zhongke sells factory management and monitoring software to HUHU China. The purchase price of the software is $565,466 and $149,162 for the six months ended June 30, 2024 and 2023, respectively. The software was then sold to customers and the purchase price of the software was included in cost of revenue.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 11 — TAXES

Corporate Income Taxes (“CIT”)

The income before taxes by geographic area is as follows:

Income (loss) before taxes:	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
	(Unaudited)	(Unaudited)
China	$93,078	$1,317,314
Japan	1,175,736	438,476
Cayman	(188,279)	(100)
Total income before taxes	$1,080,535	$1,755,690

The components of the income tax provision are as follows:

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
	(Unaudited)	(Unaudited)
Current income tax expense	$235,147	$212,536
Deferred income tax expense	(3,939)	6,138
Total provision for income taxes	$231,208	$218,674

The following table reconciles the PRC statutory rate to the Company’s effective tax rate:

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
	(Unaudited)	(Unaudited)
PRC statutory tax rate	25.0%	25.0%
Effect of different tax jurisdiction	(5.4)%	1.2%
Effect of PRC preferential tax rate	(0.9)%	(7.5)%
Research and development tax credit	(1.9)%	(6.6)%
Non-deductible items*	4.6%	0.4%
Effective tax rate	21.4%	12.5%

*	Non-deductible items represent excess expenses and losses not deductible for PRC tax purposes.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 11 — TAXES (cont.)

The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	June 30, 2024	December 31, 2023
	(Unaudited)	(Unaudited)
Deferred tax assets:
Allowance for credit losses	$59,531	$56,931
Total deferred tax assets	$59,531	$56,931

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as at June 30, 2024.

Taxes payable

Taxes payable consist of the following:

	June 30, 2024	December 31, 2023
	(Unaudited)
Income tax payable	$263,333	$151,948
VAT payable	414,488	245,175
Other taxes payable	2,873	2,948
Total taxes payable	$680,694	$400,071

NOTE 12 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was authorized to issue 5,000,000,000 Ordinary Shares with a par value of $0.00001 each. On July 15, 2024, the Company effected a 1-for-4 forward split of its Ordinary Shares. The Company believes that the share information should be accounted for on a retroactive basis pursuant to ASC 260. All ordinary shares and per share data for all periods have been retroactively restated accordingly. As a result, the authorized share capital of the Company is US$50,000 divided into 20,000,000,000 Ordinary Shares, par value $0.0000025 per ordinary share. As of June 30, 2024 and December 31, 2023, 20,000,000 Ordinary Shares are issued and outstanding.

Capital contributions

HUHU China was incorporated under the laws of the People’s Republic of China with a total registered capital of approximately $3.27 million (RMB 21,575,000). As of December 31, 2019, the Company received total capital contributions of approximately $1.16 million (RMB 8,000,000). During the years ended December 31, 2020 and 2021, the Company received capital contributions of $113,636 (RMB 790,000) and $461,041 (RMB 3,000,000), respectively. As of the date of this report, pursuant to the articles of incorporation of HUHU China, the remaining capital investment of approximately $1.54 million (RMB 9,785,000) shall be contributed in full before December 31, 2049.

Statutory reserve and restricted net assets

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and affiliated entities in the PRC must take appropriations from after-tax profits to non-distributive funds. These reserves include the general reserve and the development reserve.

HUHUTECH INTERNATIONAL GROUP INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 12 — SHAREHOLDERS’ EQUITY (cont.)

The general reserve requires an annual appropriation of 10% of after-tax profits each year-end until the balance reaches 50% of a PRC company’s registered capital. The development reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve amounted to $352,865 and $343,077 as of June 30, 2024 and December 31, 2023, respectively.

Because the Company’s operating subsidiaries in the PRC can only pay distributions out of distributable profits reported in accordance with PRC accounting standards, the Company’s operating subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Company’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s operating subsidiaries in the PRC not available for distribution, was $2,091,044 and $2,081,256 as of June 30, 2024 and December 31, 2023, respectively.

NOTE 13 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of June 30, 2024, the Company has no outstanding litigation.

NOTE 14 — SUBSEQUENT EVENTS

Bank loans

On September 13, 2024, the Company entered into a loan agreement with the Bank of Communications to obtain a loan of $137,605 (RMB 1,000,000) with a maturity date on September 13, 2025 at an effective annual interest rate of 2.98%. Ms. Yinglai Wang, the shareholder of the Company, is a guarantor of the loan.

On October 11, 2024, the Company entered into a loan agreement with the Bank of Communications to obtain a loan of $137,605 (RMB 1,000,000) with a maturity date on October 11, 2025 at an effective annual interest rate of 2.98%. Ms. Yinglai Wang, the shareholder of the Company, is a guarantor of the loan.

Ordinary shares split

On July 15, 2024, the Company effected a 1-for-4 forward split of its Ordinary Shares. As a result, the authorized share capital of the Company is US$50,000 divided into 20,000,000,000 Ordinary Shares, par value $0.0000025 per ordinary share.

The Company evaluated all events and transactions that occurred after June 30, 2024 up through the date the Company issued these unaudited condensed consolidated financial statements, for disclosure or recognition in the unaudited condensed consolidated financial statements of the Company as appropriate.

On October 23, 2024, the Company closed the initial public offering (the “IPO” or the “Offering”) of its 1,050,000 ordinary shares priced at $4.00 per share. The net proceeds to the Company from the IPO, after deducting the underwriting discount, the underwriters’ fees and expenses, and the estimated offering expenses, were approximately $2.4 million.